UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-54007

CUSIP NUMBER 20452J208

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For	Period Ended: September 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For	the Transition Period Ended: ______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Compliance Systems Corporation
Full Name of Registrant

Former Name if Applicable

780 New York Avenue, Suite A,
Address of Principal Executive Office (Street and Number)

Huntington, New York 11743
City, State and Zip Code

PART II— RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant recently completed the acquisition of another business which resulted in new officers and directors and associated transition period.  The need to integrate such acquired business’ operations and administrative and accounting structure with the business and administrative and accounting structure of the registrant’s ongoing operations and management structure, have caused the registrant’s management to devote a portion of their time to such activities that otherwise would have been directed towards the timely filing of the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.   Accordingly, the registrant is unable to file the subject Form 10-Q on a timely basis without unreasonable effort and expense.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry Brookstein	(516)	674-4545
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

It is anticipated that the Company shall report net income of $199,400 for the quarter end September 30, 2012 as compared to a net loss of ($155,799) for the quarter end September 30, 2011. The change is a result of a reduced operating loss of approximately $66,480, forgiveness of debt in the approximate amount of $189,750 and the reversal of payroll taxes in the approximate amount of $71,601. In addition, in the quarter end September 30, 2012, the Company did not accrue or pay preferred dividends, whereas for the quarter ended September 30, 2012, the Company accrued preferred dividends in the amount of $39,000.

Compliance Systems Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2012	By	/s/ Barry M. Brookstein
Chief Executive Officer
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).